Heineken
NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

[redacted]

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

date
10 January 2007

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Group Finance

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

Heineken N.V. ("Heineken") and Carlsberg A/S ("Carlsberg") Shareholders must act to secure enhanced 780p offer – Consortium will not go hostile – Offer of further disclosure on BBH

Amsterdam, 10 January 2008 - Heineken and Carlsberg (the "Consortium") announce that on Wednesday, 9 January 2008 the Consortium made a materially improved proposal to the Board of Scottish & Newcastle plc ("S&N") (the "Further Increased Proposal"). The approach represented a decisive attempt by the Consortium to engage in substantive discussions with S&N leading to the announcement of a recommended transaction prior to the Takeover Panel deadline of Monday, 21 January 2008 and to address concerns voiced by S&N and some of its shareholders. The key points of the proposal were:

- a material increase in the Consortium's proposed cash offer to 780 pence per share; representing an increase of 30 pence (£293 million) and an implied equity value of £7.6 billion and enterprise value of £10.0 billion;
- the majority of the increase is being funded by Carlsberg and hence the Further Increased Proposal implies a very full price for BBH. The implied enterprise value for 50 per cent of BBH of £4.2 billion represents a multiple of 16.6x 2007 EBITDA (the EV/EBITDA multiple for 2006 is 21.1x);
- proposals by Carlsberg to provide the market with additional disclosure on the financial position of BBH for 2008 - 2010;
- a significantly reduced scope of due diligence;
- confirmation that committed financing is in place for the Further Increased Proposal; and
- a statement that the Consortium is only prepared to proceed with an offer on a recommended basis*.

Despite the Consortium addressing all of the concerns expressed by S&N regarding its previous proposals, the Board of S&N has again rejected this increased proposal and declined to meet the Consortium.

Given the increased offer price, the Consortium has confirmed that it is not prepared to proceed with an offer without the recommendation of the Board of S&N*. The Consortium also believes that the requirement for a recommended offer will prevent a prolonged period of further uncertainty for all shareholders.

Without a recommendation there will be no offer by the Consortium and the proposal will lapse*.

S&N shareholders are therefore urged to call immediately on the S&N Board to enter into substantive dialogue with the Consortium to ensure a recommended offer can be announced prior to the 21 January 2008 deadline imposed by the Takeover Panel.

The Continued refusal to engage by the S&N Board jeopardises significant value creation for S&N shareholders:

- the Consortium's proposal is certain and in cash;
- the financing of the Further Increased Proposal is not conditional on any due diligence;
- the share price on 28 March 2007, the date immediately before speculation first arose around a possible offer for S&N, was 531 pence; and
- S&N has not demonstrated any deliverable alternative that comes close to creating the same value as the Consortium bid.

Commenting, Jean-François van Boxmeer, Chairman of the Executive Board and CEO of Heineken said:

"It is decision time for S&N shareholders. Without the S&N Board's co-operation there will be no offer by the Consortium. Our increased 780p proposal is the only deliverable opportunity today for shareholders to realise a material premium to the independent value of S&N."*

Jørgen Buhl Rasmussen, President and CEO of Carlsberg said:

"The Consortium's increased proposal represents a very generous proposition to S&N shareholders by any measure. Carlsberg has listened to shareholders and offered its co-operation with regards to further disclosure on BBH's prospects and the Consortium's proposal now implies a £4.2 bn value on S&N's 50% share of BBH. It's now over to S&N shareholders to make their views clear to the S&N Board if they want this transaction to happen."

Details of the Further Increased Proposal

The proposed price of 780p per share represents:

- a premium of 46.9% to the share price of 531 pence on 28 March 2007 (the date immediately before speculation first arose around a possible offer for S&N);
- a multiple of 14.0x S&N's EV/EBITDA for the year ending 31 December 2006;
- an implied enterprise value of 50 per cent of BBH of £4.2 billion, representing a multiple of 16.6x 2007 EBITDA (the EV/EBITDA multiple for 2006 is 21.1x); and
- a value which is significantly in excess of the standalone value of S&N.

It is intended that £244 million (25 pence per share) of the proposed increase would be funded by Carlsberg and £49 million (5 pence per share) by Heineken.

The Further Increased Proposal continues to offer a high degree of certainty for S&N shareholders, with:

- committed financing in place (due diligence is not a condition to the banking facilities);
- a transaction structure that avoids any substantive anti-trust issues;
- the support of Carlsberg's and Heineken's controlling shareholders; and
- limited pre-conditions.

The Further Increased Proposal remains subject to the following customary pre-conditions:

- completion of limited confirmatory due diligence;
- the recommendation of the S&N Board*;
- the receipt of binding irrevocable undertakings in a form acceptable to the Consortium to accept the offer from the directors of S&N;
- assurance from the trustees of S&N's UK pension schemes regarding the level of contributions that Heineken would be expected to make going forwards; and
- final approval by the Boards of Carlsberg and Heineken.

Save for the recommendation of the S&N Board (which is a non-waivable pre-condition), the above customary pre-conditions are waivable at the discretion of the Consortium.

The Consortium, however, reserves the right to proceed without a recommendation if an offer or possible offer for S&N is announced by a third party.

This announcement does not constitute an announcement of a firm intention to make an offer under Rule 2.5 of the Code. There can be no certainty that any offer will be made even if the pre-conditions to the Further Increased Proposal are satisfied or waived.

Carlsberg prepared to co-operate with S&N on increasing transparency on BBH

Carlsberg has confirmed to S&N that it is willing to co-operate with regard to providing the market with further financial disclosure on the current trading and prospects of BBH. Subject to the agreement of the Board of BBH, Carlsberg would be willing to offer its co-operation with further disclosure on BBH via either of the following alternatives:

- publication of a profit estimate for 2007 and forecast for 2008 for BBH, prepared and reported on to the appropriate standards for a UK public offer; or
- release of a mutually agreed current trading and outlook statement for 2008 - 2010.

The Board of S&N has not indicated any willingness to explore either of these proposals, despite portraying as recently as 8 January 2008 its desire for additional disclosure in respect of BBH.

S&N Shareholder action required now

Without a recommendation there will be no offer by the Consortium, the Consortium will walk away and the proposal will lapse*. It is therefore essential for S&N shareholders to act now to call on the Board of S&N to engage with the Consortium or risk losing significant value.

* The Consortium reserves the right to proceed without a recommendation if an offer or possible offer for S&N is announced by a third party.

Press enquiries

Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Financial adviser and Corporate Broker to the Consortium and to Heineken
Credit Suisse
Bertrand Facon
Stuart Upcraft
James Leigh Pemberton (Corporate Broking)
Tel: +44 20 7888 8888

Lehman Brothers Europe Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser and corporate broker to the Consortium and Carlsberg and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Carlsberg for providing the protections afforded to clients of Lehman Brothers Europe Limited nor for providing advice in relation to this announcement or any matter referred to herein.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting exclusively for the Consortium and Heineken and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Heineken for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to this announcement or any matter referred to herein.

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of S&N plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of S&N plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of S&N plc by Carlsberg or Heineken or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

This announcement is not intended to and does not constitute or form part of an offer or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction.

Sources and Bases

Closing prices and exchange rates are sourced from Factset.

S&N's 2006 EV/EBITDA multiple of 14.0x is based on an enterprise value calculated as follows:

a. the equity value based on an offer price of 780 pence per share and fully diluted share capital of 975.4 million, comprising 947.4 million shares in issue as stated in S&N's total voting rights announcement released on 13 December 2007 and 28 million options as at 31 December 2006 sourced from S&N's 2006 annual report;

b. the sum of (i) S&N's financial net debt as at 31 December 2006 of £1,912 million sourced from S&N's 2006 annual report, (ii) £221 million being 50% of BBH net debt as at 31 December 2006, sourced from S&N's 2006 preliminary results presentation and converted into sterling at the euro sterling exchange rate of 0.6738 as

at 31 December 2006 sourced from Factset, (iii) net pension deficit of £280 million sourced from S&N's 2006 annual report, (iv) £75 million being the proceeds from options and cash proceeds from shares held in trusts as per S&N's 2006 annual report, and (v) minority interests in joint ventures of £77 million and minority interests in associates of £1 million sourced from S&N's 2006 annual report; and

c. This results in a S&N enterprise value of £10,024 million.

S&N's 2006 EBITDA of £715 million is sourced from S&N's 2006 annual report.

The implied 2006 BBH EV/EBITDA multiple of 21.1x is based on an enterprise value for S&N's share of BBH (excluding minorities) calculated as follows:

a. An implied S&N enterprise value of £9,732 million at the previous offer price of 750 pence based on the calculation and assumptions set out in paragraph 2 above minus minority interests of £78 million results in a S&N's enterprise value excluding minority interests of £9,654 million;

b. 54% (being Carlsberg's share of the economic contribution at 750 pence per share as stated in the Consortium's announcement on 15 November 2007) of the S&N enterprise value excluding minorities, is £5,213 million;

c. An incremental Carlsberg contribution of £244 million based on an incremental 25 pence to be funded by Carlsberg multiplied by the fully diluted share capital of 975.4 million as sourced in paragraph 2(a) above resulting in a total economic contribution by Carlsberg to the Consortium's proposal of £5,457 million;

d. The assumed value of the French and Greek businesses of £1,147 million and £58 million are sourced from S&N's announcement on 20 November 2007;

e. The assumed value of the participation in the Chinese business, Chongqing Brewery Co Ltd of £145 million is based on 65 million shares sourced from S&N's announcement on 20 November 2007 and a share price of CNY 32.09 as at 8 January 2008, sourced from Factset and converted £ at a rate of £1 = CNY 0.0698 also sourced from Factset; and

f. The implied enterprise value for S&N's share of BBH (excluding minorities) of £4,106 million is calculated by deducting the values of the French and Greek businesses and the value of the participation in Chongqing from £5,457 million, being Carlsberg's economic contribution to the Consortium proposal.

S&N's share of BBH EBITDA of £220 million is calculated as 50% of BBH 2006 EBITDA as sourced from S&N's 2006 preliminary results presentation and converted at the exchange rate provided in the presentation.

S&N's minority adjusted 2006 BBH EBITDA is calculated as 88.5% of £220 million EBITDA based on 11.5% minority interests sourced from S&N's announcement on 20 November 2007.

The implied 2007 BBH EV/EBITDA multiple of 16.6x is based on an enterprise value for S&N's share of BBH (excluding minorities) calculated as follows:

a. assuming the enterprise value for S&N's share of BBH (excluding minorities) as per paragraph 4 (a) – (f) of £4,106 million; and

b. adding the increase in BBH net debt since 31 December 2006 of £74 million, calculated as £295 million, as per S&N's announcement on 20 November 2007, minus £221 million as sourced in paragraph 2(b) giving an enterprise value for S&N's share of BBH (excluding minorities) of £4,180 million.

Estimated consensus of S&N's share of BBH 2007 EBITDA of £285 million is calculated as an average of available S&N broker forecasts from the following brokers who reported after BBH's 7 November 2007 trading update:
Dresdner Kleinwort, 7 December 2007, EBITDA of £300 million;
Bernstein Research, 21 November 2007, EBITDA of £275 million; and
Merrill Lynch, 21 November 2007, EBITDA of £279 million.

S&N's minority adjusted 2007 BBH EBITDA is calculated as 88.5% of £285 million EBITDA based on 11.5% minority interests sourced from S&N's announcement on 20 November 2007.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of S&N plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest"

in "relevant securities" of S&N plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of S&N plc by Carlsberg or Heineken or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

This announcement is not intended to and does not constitute or form part of an offer or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction.

END